UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ___)

COMMONWEALTH ENERGY CORPORATION
(Name of Subject Company (Issuer))

COMMONWEALTH ENERGY CORPORATION
(Name of Filing Person (Offeror))

Common Stock
(Title of Class of Securities)

202801106
(CUSIP Number of Underlying Class of Securities)

John A. Barthrop
General Counsel
Commonwealth Energy Corporation
15901 Red Hill Avenue, Suite 100
Tustin, CA 92780
Tel: (714) 258-0470
Fax: (714) (259-2538

copies to:
John F. Della Grotta, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626-1924
Tel: (714) 668-6200
Fax: (714) 979-1921
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee

Not applicable	Not applicable

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

[x]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

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Item 12. Exhibits.
Exhibit Index
EXHIBIT 99.1

Item 12. Exhibits.

Exhibit Number	Description

99.1	Proxy Statement/Prospectus dated April 9, 2004

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Exhibit Index

Exhibit Number	Description

99.1	Proxy Statement/Prospectus dated April 9, 2004